AMENDMENT

AB 5/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031066

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC Mail Processing Section
MAY 18 2010
Washington, DC

SEC FILE NUMBER
8- 66242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIONDO ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 ROUTES 6 & 209
(No. and Street)

MILFORD, PA 18337
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FELIX RIVERA 570-296-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON & CORRADO, LLP
(Name – *if individual, state last, first, middle name*)

25 WEST 43RD STREET, SUITE 920, NEW YORK, NY 10036-7406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2009
Total member's equity	$ 235,318
Add: Other (deductions) or allowable credits	
Excess fidelity bond deduction	(45,000)
Deductions and/or charges:	
Receivable from broker	9,732
Prepaid expenses and other assets	56,036
	65,768
Net capital before haircuts on securities positions	124,550
Haircuts on securities	-.-
Net capital	$ 124,550
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	3,064
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above)	5,000
Excess net capital	$ 119,550
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 45,964
Aggregate indebtedness	$ 45,964
Ratio of aggregate indebtedness to net capital	0.37:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A amended as of February 18, 2010.